Filed Pursuant to Rule 424(b)(3)

Registration No. 333-107948

PROSPECTUS

$57,500,000

Global Imaging Systems, Inc.

4% Convertible Senior Subordinated Notes due 2008 and

2,406,663 Shares of Common Stock Issuable Upon Conversion of the Notes

The Notes and Common Stock

•	We issued $57,500,000 aggregate principal amount of our 4% convertible senior subordinated notes due 2008 in a private placement on May 16, 2003. Selling securityholders may offer from time to time up to $57,500,000 of the notes and 2,406,663 shares of our common stock issuable upon conversion of the notes.
•	Interest will be payable on May 15 and November 15 of each year, beginning November 15, 2003. The notes will mature on November 15, 2008.
•	The notes are our general, unsecured obligations and rank junior to all of our existing and future senior indebtedness, senior to any indebtedness expressly subordinated to the notes and equally with all of our future senior subordinated indebtedness.
•	The notes are jointly and severally guaranteed on a senior subordinated basis by all of our existing subsidiaries and certain of our future subsidiaries.
•	The notes are convertible into shares of our common stock at a conversion price of $23.892 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 41.8550 shares per $1,000 principal amount of notes.
•	We cannot redeem the notes before May 20, 2006. After that date, we may, at our option, redeem the notes at certain specified prices. Holders may require us to repurchase the notes upon a change in control.
•	The selling securityholders directly, or through agents designated from time to time, or through dealers or underwriters to be designated, may sell the offered securities from time to time on terms to be determined at the time of sale. See “Plan of Distribution.” To the extent required, the specific offered securities to be sold, the names of the selling securityholders, the respective purchase price and public offering price, the names of such agents, dealers or underwriters, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying prospectus supplement.
•	We will not receive any proceeds from the sale of the notes or shares of common stock issuable upon conversion of the notes by any of the selling securityholders. The notes and the shares of common stock may be offered in negotiated transactions or otherwise, at fixed prices, at market prices prevailing at the time of sale or at negotiated prices. In addition, shares of our common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See “Plan of Distribution.” Each of the selling securityholders reserves the sole right, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of the offered securities to be made directly or through its agents.
•	The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the sale of the offered securities may be deemed to be underwriters within the meaning of the Securities Act of 1933. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. Any commissions paid to broker-dealers and, if broker-dealers purchase the offered securities as principals, any profits received by such broker-dealers on the resale of the offered securities, may be deemed to be underwriting discounts or commissions under the Securities Act.

Listing

•	Our common stock is listed on the Nasdaq National Market under the symbol “GISX.” On October 8, 2003, the closing sale price of our common stock on the Nasdaq National Market was $25.48.
•	The notes originally issued in the private placement are eligible for trading on The Private Offerings, Resales and Trading Through Automated Linkages, or PORTAL, Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL market. We do not intend to list the notes on any national securities exchange.

Investing in the notes and common stock involves risks. See “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 9, 2003.

IMPORTANT NOTICE TO READERS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer notes or shares of our common stock owned by them. Each time the selling securityholders offer notes or common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference” for more information.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, in this prospectus, “Global,” the “Company,” “we,” “us” and “our” refer to Global Imaging Systems, Inc. and its subsidiaries, including each of the guarantors.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including “Risk Factors” and financial information, appearing elsewhere in this prospectus, as well as in the documents incorporated by reference in this prospectus.

Our Company

Our Business

We are a leading provider of office technology solutions to middle-market businesses in the United States. We sell and provide contract services for automated office equipment, including copiers, facsimile machines and printers, network integration solutions and electronic presentation systems. We offer solutions incorporating products from Konica, Canon, Ricoh, Sharp, Hewlett-Packard, IBM, Microsoft, InFocus, Sony and other leading companies from a network of 139 locations in 28 states and the District of Columbia. The contractual nature of our service and supply business, tailored lease financing programs, high level of repeat equipment purchases and our emphasis on superior customer service generate stable and recurring revenue streams.

We target small- and medium-sized businesses with fewer than 1,000 employees, which we refer to as the middle-market. We believe these businesses typically base their purchasing decisions on personal relationships and loyalty inspired by customized solutions and high-quality service rather than basing their purchasing decisions strictly on price. Our localized operations enable our sales and service teams to focus exclusively on the needs of their local middle-market customers and to deliver our products and services in the most effective and responsive manner. We believe the middle-market will continue to provide us with attractive revenue opportunities as these businesses continue to demand more sophisticated, integrated office technology solutions.

Our competitive marketplace is highly fragmented, characterized by small local competitors and a few large national competitors. The small local competitors lack our product range, sales organization, financial stability and efficient operating model. The rapid pace of technological change, including the resulting expansion of product offerings and increase in product support costs, has outpaced the technical, managerial and financial resources of many smaller distributors and service providers, causing these businesses to seek larger partners. The large, national providers of office technology solutions focus primarily on serving the needs of large national corporations and lack the customer service focus demanded by middle-market enterprises. We provide our middle-market customers with the economies of scale, professional management and financial stability of a large national organization while preserving the long-standing relationships and customer service focus of a small local company.

Since our founding in June 1994, we have acquired 60 businesses, all within the United States, which we have organized as a network of 15 core companies with corresponding satellite businesses. We enter new geographic markets by acquiring additional core companies. We expand our core companies’ markets through the acquisition of satellite businesses, which are typically smaller than, but in close geographic proximity to, our core companies. Administrative functions at satellite businesses are integrated into our core companies, allowing local management teams to focus on delivering superior products and services. Core companies and satellite businesses typically continue to operate under their pre-acquisition names and with their preacquisition management teams, thus preserving existing customer relationships. We believe that there exists a large number of potential core and satellite acquisition targets in the United States, which represent additional opportunities to expand our geographic presence and continue our disciplined acquisition strategy. We believe that this core and satellite operating model has contributed to our success in the middle-market.

Through a combination of internal growth and our disciplined acquisition strategy, we have grown revenues and operating income by a compounded annual growth rate of 57% and 70%, respectively over our last five fiscal years. We attribute our historical revenue growth and consistent operating performance primarily to the following competitive differentiators:

•	our focus on the middle-market customer;

•	our localized structure—delivering service through local people under a local company name coupled with company-wide operating controls;

•	our use of a performance-based, benchmarking model across our companies; and

•	our disciplined pursuit and efficient integration of strategic acquisitions.

Our Competitive Strengths

Middle-Market Focus. We offer multi-branded solutions at competitive prices in an effort to provide our middle-market customers one-stop shopping for their office technology requirements and network integration needs. We believe that middle-market businesses typically base their purchasing decisions on personal relationships and loyalty inspired by customized solutions and high-quality service rather than basing their purchasing decisions strictly on price. We believe that our singular focus on the middle-market customer will continue to provide us with attractive revenue opportunities as these businesses demand more sophisticated, integrated office technology solutions.

Large and Diverse Customer Base. We are not dependent on a few large customers. Over 140,000 customers purchased goods or services from us during the fiscal year ended March 31, 2003. Our largest customers account for a low percentage of our revenues. During the fiscal year ended March 31, 2003, our top five customers collectively accounted for 6% of our total revenues and no single customer accounted for more than 2% of our total revenues. In addition, our customer base spans virtually every industry from manufacturing, distribution, financial services, healthcare and retail to educational institutions, local and state governments and not-for-profit organizations.

Stable Recurring Revenue Stream. The contractual nature of our service and supply business, our rental programs and our emphasis on superior customer service generate a significant recurring revenue stream. We estimate that over 90% of our automated office equipment sales are accompanied by service and supply contracts. Our high level of repeat equipment sales and our tailored third-party lease financing programs also contribute to a stable revenue stream.

Effective Business Model for the Middle-Market. We operate with a localized structure which allows us to effectively serve and penetrate the middle-market. We believe that our experienced local management teams possess a valuable understanding of their specific markets and customer bases. These local management teams focus on delivering superior product and service solutions to their local customer bases, without the distraction of dealing with many of the administrative functions of operating their businesses, which are performed at our headquarters. Local management is supported by our consolidated financial strength and senior corporate management, which focuses on strategy, planning, operational improvements and financial reporting.

Efficient Low-Cost Operating Model. Our localized operating structure allows us to better leverage our administrative personnel and create significant operating efficiencies. We strive to generate efficiencies by consolidating the back-office functions of our satellite businesses into our core company operations, by standardizing financial reporting, cash and inventory management, payroll, billing, collections, insurance and employee benefit programs, and by negotiating advantageous relationships with equipment manufacturers and distributors, other suppliers and lessors.

Important Sales Channel for Many of Our Office Technology Manufacturers. Manufacturers typically have relatively limited ability to reach the middle-market efficiently, and instead they rely on independent dealers to market and sell their products. Our network of core companies and satellite businesses generates a large sales volume for manufacturers in the middle-market.

Product Offerings from Multiple Vendors. We sell products made by a wide array of leading vendors, including Konica, Canon, Ricoh, Sharp, Hewlett-Packard, IBM, Microsoft, InFocus and Sony. During the fiscal year ended March 31, 2003, we purchased 17% of our equipment, parts and supplies from Konica. No other single vendor represented in excess of 7% of our purchases. As we are not limited to a single vendor, or even a few vendors, we are able to offer our customers a wide variety of quality office technology solutions. Our wide array of vendors also limits the risks we may face if one of our vendors experiences financial instability or fails to keep pace with the rapid development and introduction of new products.

Lease Financing Programs Tailored to the Middle-Market. Our ability to offer customized, third-party lease financing programs and our relationships with companies such as General Electric Capital Corporation, or GECC, differentiates us from smaller local dealers in our industry. We believe this provides us with a competitive edge in winning business from middle-market businesses where financing is central to equipment purchasing decisions.

Highly Incentivized and Motivated Workforce. We believe we have a highly incentivized and motivated workforce, not only because of our competitive compensation packages, training programs and advancement opportunities, but also because we foster an environment of friendly competition among our sales teams and core company presidents. Our sales personnel are compensated primarily on a commission basis, with local management ultimately determining the structure of sales compensation and commissions within the parameters of our management benchmarking model. We grant stock options to purchase our common stock to employees at all levels from our executive officers to our local managers. Additionally, we offer training for employees at all levels of the Company, underscoring our commitment to our employees’ development. Finally, our culture permits and encourages our core company presidents to share information with each other, which furthers the competitive advantage they have over their local competition.

Our Growth Strategies

Capitalize on Cross-Selling and Recurring Revenue Opportunities. We constantly seek to deliver the highest level of service to our customers. Effective and responsive servicing of our customers has created strong loyalty and the opportunity to cross-sell additional products and services. By leveraging our existing customer base, our cross-selling activities have historically increased our operating efficiency and our margins. Our service and supply activities generally provide us with a recurring source of revenue and increased visibility with our customers. By taking advantage of the after-market opportunities generated by our sales of office technology equipment, we are able to derive a substantial amount of recurring revenue from our installed base through service and supply contracts.

Further Penetrate the Middle-Market. The office technology solutions industry is characterized by rapid technological change and growth in product offerings. This rapid change and the increasing availability of integrated office solutions present middle-market businesses with opportunities to enhance their financial and operational efficiency. As more middle-market businesses move to take full advantage of these opportunities, we expect to sell more complete office technology solutions. We believe our position as a leading provider of office technology solutions to the middle-market will allow us to meet the needs of these customers and expand our customer base.

Selectively Pursue Strategic Acquisitions. We intend to continue to pursue strategic acquisitions that extend the Company into new geographic markets, broaden our product offerings, increase our market share within the markets we currently serve and further exploit the economies of scale of our core and satellite structure.

Optimize Our Product Sales and Service Mix Using Our Benchmarking Model. Our executives have developed a comprehensive set of performance benchmarks to enable our businesses to optimize product sales and service mix as well as increase profitability. These benchmarks, which are the focus of internal reporting from our core companies to headquarters, allow our senior and local management teams to monitor and improve virtually every measurable aspect of the operations of each of our companies. Using these criteria, we train our core and satellite business managers to continually optimize their business mix and improve financial performance.

Utilize Our Consolidated Financial Strength to Facilitate Local Sales. Our status as a public company with significant financial resources facilitates sales by our core companies in several ways. First, our size, financial resources and the volume of equipment we purchase frequently permit us to negotiate favorable purchasing terms from our vendors. Second, our third-party lease financing relationships provide our customers with cost-effective access to equipment. Third, our purchasing volume enables us to better negotiate for co-marketing incentives from our major vendors and manufacturers, which may be used to buy local advertising. Finally, our geographic presence and successful operating history reassure customers who want their source of office technology solutions to be stable and reliable.

We were incorporated in the State of Delaware in 1994 and our principal executive offices are located at 3820 Northdale Boulevard, Suite 200A, Tampa, Florida 33624. Our telephone number is (813) 960-5508. Our website is www.global-imaging.com. Information on our website does not constitute part of this prospectus.

The Offering

Issuer	Global Imaging Systems, Inc.

Notes and Common Stock Offered

We issued $57,500,000 aggregate principal amount of 4% convertible senior subordinated notes due 2008 in a private placement in May 2003. Selling securityholders may offer from time to time up to $57,500,000 aggregate principal amount of the notes and 2,406,663 shares of our common stock issuable upon conversion of the notes.

Interest	The notes bear interest at an annual rate of 4%. Interest is payable on May 15 and November 15 of each year, beginning November 15, 2003.

Maturity Date	November 15, 2008.

Conversion Rights

The notes are convertible into shares of our common stock at a conversion price of $23.892 per share at any time prior to maturity, unless previously redeemed or repurchased. This is equivalent to a conversion rate of approximately 41.8550 shares per $1,000 principal amount of notes. The conversion price is subject to adjustment in certain circumstances. Upon conversion, you will not receive any cash representing accrued interest. See “Description of the Notes—Conversion of Notes.”

Optional Redemption

We may redeem the notes on or after May 20, 2006 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes—Optional Redemption by Global.”

Sinking Fund	None.

Purchase of Notes at Your Option Upon a Change in Control

Upon a change in control, you may require us to purchase your notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date. We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control. See “Risk Factors—We may not be able to purchase your notes upon a change in control.”

Guarantees

Our obligations under the notes and the indenture governing the notes are jointly and severally guaranteed on a senior subordinated basis by all of our existing subsidiaries and will be jointly and severally guaranteed by any subsidiary we create or acquire after the date of this prospectus, other than a special purpose financing subsidiary. We refer to our subsidiaries that are providing guarantees of the notes as guarantors.

Subordination and Ranking	The notes and the guarantees rank:

•	junior to all of our and the guarantors’ existing and future senior indebtedness, including any indebtedness under our amended and restated senior credit facility;

•	senior to any of our and the guarantors’ future indebtedness expressly subordinated to the notes and the guarantees;

•	equal to all of our and the guarantors’ existing and future senior subordinated debt; and

•	effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing such indebtedness.

As of June 30, 2003:

•	the notes ranked junior to approximately $147.5 million of our senior indebtedness, approximately $147.2 million of which represented indebtedness under our amended and restated senior credit facility which is also secured by substantially all of our assets, and future acquired assets, and those of our subsidiaries;

•	the guarantees ranked junior to approximately $147.5 million of senior indebtedness, approximately $147.2 million of which represented indebtedness under our amended and restated senior credit facility; and

•	other than in connection with (a) the security provided under customary purchase money indebtedness, (b) the security provided under certain financing arrangements provided by vendors of electronic business equipment that we purchase and resell to our customers and (c) the security provided to our lenders under our amended and restated senior credit facility, we and the guarantors do not have any other material secured debt outstanding.

The indenture governing the notes and the guarantees permits us, the guarantors, and any of our future subsidiaries to incur substantial additional indebtedness, including senior and secured indebtedness, to which the notes and the guarantees would be subordinated. See “Description of the Notes—Subordination of the Notes and the Guarantees.”

Trading

The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL market. We do not intend to list the notes on any national securities exchange. Our common stock into which the notes may be converted is traded on the Nasdaq National Market under the symbol “GISX.”

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

Risk Factors

In analyzing an investment in the notes and common stock offered by this prospectus, you should carefully consider, along with other matters referred to in this prospectus, the information set forth under “Risk Factors.”

For a more complete description of the terms of the notes, see “Description of Notes.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to fixed charges for each of the periods indicated. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and the portion of lease payments considered the interest factor.

Fiscal Year Ended March 31,					Three Months Ended June 30,
1999	2000	2001	2002	2003	2002	2003
3.42x	2.20x	2.04x	2.78x	3.80x	3.40x	2.56x

RISK FACTORS

Investing in the notes involves risks. You should carefully consider the risks described below before investing in the notes. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations in the future. If any of the following risks actually occur, our business, financial condition or results of operations could be materially harmed. You should also refer to other information included and incorporated by reference in this prospectus.

Risks Related to the Notes and the Guarantees

The notes and guarantees are unsecured and subordinated to our senior debt and the senior debt of the guarantors.

The notes and the guarantees provided by our subsidiaries are unsecured, which means that you will have no recourse to our specific assets or to the assets of our subsidiaries if a default occurs under the notes and the indenture. In addition, before we can pay principal and interest on the notes, we must first make payments on any of our existing and future senior debt that is in default, including all senior debt of our subsidiaries, if any, and all outstanding amounts under our amended and restated senior credit facility.

As of June 30, 2003 we had $147.5 million of senior indebtedness outstanding and the guarantors had $147.5 million of senior indebtedness outstanding. Substantially all of our and the guarantors’ real and personal property used in our business operations secures our obligations under our amended and restated senior credit facility. If we default on any payments required under our amended and restated senior credit facility, or if we fail to comply with other provisions governing these obligations such as the maintenance of certain required financial ratios, the senior lenders could declare all amounts outstanding, together with accrued and unpaid interest, immediately due and payable. If we are unable to repay amounts due, the lenders could proceed against the collateral securing the debt. If the lenders proceed against any of the collateral, we may not have enough assets left to pay you or other noteholders or other holders of our subordinated debt. Moreover, if we become bankrupt or similarly reorganize, we may not be able to use our assets to pay you or other noteholders until after we pay all of our senior debt. In addition, the amended and restated senior credit facility will prohibit us from paying amounts due on the notes, or from purchasing, redeeming or otherwise acquiring the notes if a default exists under our senior debt. See “Description of the Notes—Subordination of the Notes and the Guarantees.”

The terms of the notes or the guarantees do not restrict our ability to incur additional debt, pay dividends or repurchase our securities.

Neither we nor our subsidiaries, including the guarantors, are restricted from incurring additional debt, including senior indebtedness senior to the notes and additional senior subordinated debt ranking equally with the notes and the guarantees, under the indenture governing the notes and the guarantees. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes and the guarantees, as the case may be, could be adversely affected. We anticipate that from time to time, we and our subsidiaries will incur additional indebtedness, including senior indebtedness that is senior to the notes. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

We may not be able to purchase your notes upon a change in control.

Upon a change in control, as defined in the indenture, you may require us to purchase all or a portion of your notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes. The amended and restated senior credit facility and other agreements relating to our indebtedness prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we would be unable to purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which would constitute a default under the terms of our other debt. In such circumstances, and due to the fact that a change in control may constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would limit or prohibit payments to you. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Federal and state statutes may allow courts to void or subordinate guarantees.

The notes are guaranteed by all of our existing subsidiaries and will be guaranteed by certain of our future subsidiaries. If a bankruptcy case or lawsuit is initiated with respect to a guarantor, the debt represented by the guarantee entered into by that guarantor may be reviewed under federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to certain obligations of a guarantor, if, among other things, such guarantor, at the time it entered into the guarantee, received less than fair consideration for entering into the guarantee and either it was insolvent or rendered insolvent by reason of entering into the guarantee, it was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital or it intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they became due. If one or more of the guarantees is voided, holders of the notes would be solely creditors of ours and of the guarantors that have validly guaranteed the notes; and if one or more guarantees is subordinated, the other creditors of such guarantor would be entitled to be paid in full before any payment could be made on the notes. We cannot assure you that after providing for all prior claims, there would be sufficient assets remaining to satisfy the claims of the holders of these notes.

Our stock price is subject to volatility.

Prior to electing to convert notes, a noteholder should compare the price at which our common stock is trading on Nasdaq to the conversion price of the notes. Our common stock trades on Nasdaq under the symbol “GISX.” The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market for our common stock to decline following this offering, including:

•	adverse trends in the office technology solutions industry;

•	announcements and actions by our competitors;

•	fluctuations in our competitors’ stock prices;

•	low trading volume;

•	public sales of a substantial number of shares of our common stock;

•	downward revisions in estimates by securities analysts;

•	our operating results failing to meet expectations of securities analysts or investors in any quarter; and

•	our liquidity or ability to raise funds.

Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

Absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time.

There is no established public trading market for the notes. The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL market. The notes will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be.

If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, the price of our common stock into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our common stock into which the notes are convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements about our acquisition and business strategies, our expected financial position and operating results, the projected size of our markets and similar matters. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “project” and similar expressions, as they relate to us, our management, and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about Global that may cause actual results to differ from the results in these forward-looking statements are described in “Risk Factors” and in the “Risk Factors” section of our Form 10-K for the year ended March 31, 2003, which is incorporated herein by reference.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

DESCRIPTION OF NOTES

We issued $57,500,000 aggregate principal amount of notes in a private placement on May 16, 2003. The notes were issued under an indenture, dated as of May 16, 2003, among us, the guarantors and The Bank of New York, as trustee. The following summarizes some, but not all, provisions of the notes, the guarantees and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes and the guarantees. A copy of the form of indenture and the form of certificate evidencing the notes and the guarantees is available to you upon request. In this section, “Global,” “we,” “us” and “our” each refers only to Global Imaging Systems, Inc. and not to any of its subsidiaries.

General

The notes are:

•	unsecured senior subordinated obligations of Global;

•	subordinated in right of payment to all of our existing and future senior indebtedness (as defined below);

•	convertible into shares of our common stock; and

•	guaranteed by each of our current and certain of our future subsidiaries on a senior subordinated basis.

The notes will mature on November 15, 2008, unless earlier redeemed at our option or purchased by us at your option upon a change in control.

Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Global, except to the extent described under “—Purchase of Notes at Your Option Upon a Change in Control.”

The notes bear interest at the annual rate of 4% from May 16, 2003. Interest will be payable on May 15 and November 15 of each year, beginning November 15, 2003, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be May 1 and November 1 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

The notes were issued as global securities in book-entry form. Payments in respect of the notes represented by the global securities will be made by wire transfer of immediately available funds to the accounts specified by holders of the global securities. With respect to any notes subsequently issued in certificated form, we will make payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

Additional interest may accrue on the notes in certain circumstances pursuant to the registration rights agreement; see “Registration Rights.”

We maintain an office in the City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office initially is an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

You have the right, at your option, to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time prior to the close of business on the maturity date, unless previously redeemed or purchased, at the conversion price of $23.892 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 41.8550 shares per $1,000 principal amount of notes. Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes.

If you submit your notes for conversion between the close of business on a record date for an interest payment and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date for an interest payment and ending on the opening of business on the first business day after the next interest payment date or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion to the date of conversion or for any later period.

We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day immediately before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

The conversion price will be adjusted upon the occurrence of:

(1)	the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2)	the subdivision or combination of our outstanding common stock;

(3)	the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4)	the distribution to all or substantially all holders of our common stock of shares of capital stock (other than our common stock), evidences of indebtedness or other assets (other than cash dividends out of current or retained earnings), or rights or warrants to purchase our securities (other than distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan);

(5)

cash dividends or distributions to all or substantially all holders of our common stock in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6)	the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving Global; or

•	a sale or conveyance to another person of the property and assets of Global as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by holders of common stock immediately prior to one of these types of events.

In addition, the indenture provides that upon conversion of the notes, the holders of the notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to any future shareholders rights plan we may adopt, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion price as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See “Certain U.S. Federal Income Tax Considerations.”

We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest, provided that the conversion price is not less than the par value of our stock. We are required to give at least 20 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event. See “Certain U.S. Federal Income Tax Considerations.”

No adjustment in the conversion price is required unless it would result in a change in the conversion price of at least 1%. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Guarantees

The guarantors have unconditionally, jointly and severally, guaranteed, on a senior subordinated basis, our obligations under the notes. Each guarantor’s guarantee is subordinate to the payment in full of all senior indebtedness. As of the date of the indenture, all of our subsidiaries were guarantors of the notes.

The obligations of each guarantor under its guarantee is limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law. Each guarantor that makes a payment under its guarantee will be entitled upon payment in full of all guaranteed obligations under the indenture to a contribution from each other guarantor in an amount equal to such other guarantor’s pro rata portion of such payment based on the respective net assets of all the guarantors at the time of such payment. If a guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including other guarantees and other contingent liabilities) of the applicable guarantor, and, depending on the amount of such indebtedness, a guarantor’s liability on its guarantee could be reduced to zero. See “Risk Factors— Risks Related to the Notes and the Guarantees—Federal and state statutes may allow courts to void or subordinate guarantees.”

A guarantor will be released from its guarantee in the event:

(1)	a guarantor ceases to exist as a result of its merger with and into us or another guarantor or as a result of its liquidation in a manner not giving rise to a default or event of default under the indenture; or

(2)	there is a sale or other disposition of all or substantially all of the capital stock of such guarantor to a person other than us or one of our subsidiaries such that such guarantor is no longer one of our subsidiaries;

in each case, in compliance with the terms of the indenture.

If we create or acquire another subsidiary, other than a subsidiary that is a special purpose financing subsidiary, we will cause such subsidiary to become a guarantor and execute a supplemental indenture and provide the trustee with any documentation as may be required under the indenture.

Subordination of the Notes and the Guarantees

The payment of the principal of, premium, if any, and interest on the notes and the payment of any guarantee is subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness of ours and each guarantor, including the obligations under the amended and restated senior credit facility. If we or one of our subsidiaries dissolves, winds-up, liquidates or reorganizes, or if we or one of our subsidiaries are the subject of any bankruptcy, insolvency, receivership or similar proceedings, the holders of senior indebtedness will be paid in full in cash or other payment satisfactory to the holders of senior indebtedness before we or any guarantor pays the holders of the notes. If the notes are accelerated because of an event of default, the holders of senior indebtedness will be paid in full all amounts due and owing thereunder before we or any guarantor pays the noteholders. The indenture requires that we must notify holders of senior indebtedness at least five business days prior to the payment of the notes if such payment is accelerated because of an event of default under the indenture.

Only our indebtedness and indebtedness of a guarantor that is senior indebtedness ranks senior to the notes and the relevant guarantee in accordance with the provisions of the indenture. The notes and each guarantee in all respects rank equally in right of payment with all other senior subordinated indebtedness of us and the relevant guarantor, respectively.

As of June 30, 2003:

•	we had approximately $147.5 million senior indebtedness, including $147.2 million under the amended and restated senior credit facility, which also is indebtedness that is secured by substantially all of our, and substantially all of our subsidiaries’, assets and future acquired assets;

•	the guarantors had $147.5 million of senior indebtedness, consisting primarily of their obligations as borrowers (on a joint and several basis with Global and the other guarantors) under the amended and restated senior credit facility; and

•	we and the guarantors had $57.5 million in senior subordinated indebtedness, consisting entirely of our obligations under the notes, and with respect to the guarantors, the guarantees under the notes.

We and the guarantors have agreed in the indenture that we and they will not incur, directly or indirectly, any indebtedness that is contractually subordinate or junior in right of payment to our senior indebtedness or the senior indebtedness of such guarantor, unless such indebtedness is senior subordinated indebtedness of ours or the guarantors, as applicable, or is expressly subordinated in right of payment to senior subordinated indebtedness of us or the guarantors, as applicable.

We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any senior indebtedness, as defined below, occurs (whether at maturity, due to acceleration or otherwise) and is continuing beyond any applicable grace period; or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice that blocks a payment under the notes, a payment blockage notice, from us, the administrative agent under the amended and restated senior credit facility, the administrative agent under any future credit facility deemed designated senior indebtedness or any other person permitted to give such notice under the indenture.

No new period of payment blockage may be commenced for a default (other than a payment default) unless 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice, unless such event of default has been cured or waived for a period of not less than 30 consecutive days.

We may not resume payments on the notes or otherwise acquire the notes until:

•	in case of a payment default, the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

A guarantor’s obligations under its guarantee are also senior subordinated obligations. As such, the rights of noteholders to receive payment by a guarantor pursuant to its guarantee is subordinated in right of payment to the rights of holders of senior indebtedness. The terms of the subordination provisions described above with respect to our obligations under the notes apply equally to a guarantor and the obligations of such guarantor under its guarantee.

Our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

By reason of the subordination provisions contained in the indenture, in the event of a liquidation or insolvency proceeding, our creditors or creditors of a guarantor who are holders of our senior indebtedness or senior indebtedness of a guarantor, as the case may be, may recover more, ratably, than the holders of the notes, and creditors of ours who are not holders of senior indebtedness may recover less, ratably, than holders of our senior indebtedness and may recover more, ratably, than the holders of the notes.

Neither we nor our subsidiaries, including each of the guarantors, are limited from incurring senior indebtedness, additional senior subordinated indebtedness or certain other debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We and the guarantors expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the noteholders.

The term “designated senior indebtedness” means (1) in respect of us, the amended and restated senior credit facility and any other senior indebtedness of the Company which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $5 million and is specifically designated by us in the instrument evidencing or governing such senior indebtedness as “designated senior indebtedness” for purposes of the indenture and (2) in respect of any guarantor, its guarantee under the amended and restated senior credit facility (as a direct borrower, a guarantor or otherwise) and any other senior indebtedness of any guarantor which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $5 million and is specifically designated by such guarantor in the instrument evidencing or governing such senior indebtedness as “designated senior indebtedness” for purposes of the indenture.

The term “indebtedness” means, with respect to any person, on any date of determination:

(1)	all indebtedness, obligations and other liabilities, contingent or otherwise, of such person (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange or similar agreements, interest rate protection agreements, hedging or similar agreements and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)	all reimbursement obligations and other liabilities, contingent or otherwise, of such person with respect to letters of credit, bank guarantees, bankers’ acceptances, security purchase facilities or similar credit transactions;

(3)	all obligations and liabilities, contingent or otherwise, of such person in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on such person’s balance sheet and all obligations and liabilities, contingent or otherwise, in respect of deferred and unpaid balances on any purchase price on any property;

(4)	all obligations and other liabilities, contingent or otherwise, of such person under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including such person’s obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5)	all obligations, contingent or otherwise, of such person with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)	all of such person’s direct or indirect guarantees or similar agreement by such person in respect of, and all of such person’s obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7)	any indebtedness or other obligations described in clauses (1) through (6) secured by any mortgage, pledge, lien or other encumbrance existing on property which such person owns or holds, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

(8)	any and all deferrals, renewals, extensions, refinancings, restatements, replacements and refundings of, or amendments, modifications or supplements to, or any indebtedness or obligation issued in exchange for any indebtedness, obligation or liability of the kinds described in clauses (1) through (7).

The term “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness (as defined above) of us or a guarantor, as the case may be, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us or a guarantor, as the case may be, including all deferrals, renewals, extensions, refinancings, restatements, replacements or refundings of, or amendments, modifications or supplements to, the foregoing, including all indebtedness and guarantees under the amended and restated senior credit facility. Senior indebtedness does not include:

(1)	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or the guarantees, as the case may be, or expressly provides that such indebtedness ranks equally in right of payment or is junior to the notes or the guarantees, as the case may be; and

(2)	any indebtedness to any of our majority owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

The term “senior subordinated indebtedness” means, (1) with respect to us, the notes, (2) with respect to any guarantor, such guarantor’s guarantee described herein, and (3) any indebtedness of us or such guarantor, as the case may be, that specifically provides that such indebtedness is to rank equal in right of payment with the notes or such guarantee, as the case may be, and is not subordinated by its terms in right of payment to any indebtedness or other obligation of us or such guarantor which is not senior indebtedness.

Optional Redemption by Global

We may redeem the notes on or after May 20, 2006 on at least 20-days and no more than 60-days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Redemption Period	Redemption Price
May 20, 2006 through May 14, 2007	101.6%
May 15, 2007 through May 14, 2008	100.8%
May 15, 2008 and thereafter	100.0%

in each case, together with accrued interest up to but not including the redemption date; provided that if the redemption date falls after an interest payment record date and on or before an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption.

Prior to May 20, 2006, we cannot redeem the notes at our option.

No sinking fund is provided for the notes.

Purchase of Notes at Your Option upon a Change in Control

If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

We will mail to the trustee and to each holder a written notice of the change in control within 20 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	the date of the change of control and information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon a change in control; and

•	the name and address of the paying and conversion agents.

You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of Global (whether or not otherwise in compliance with the indenture).

However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during (a) the ten consecutive trading days immediately after the later of the change in control and the public announcement of the change of control, in the case of a change in control under the first bullet point above, or (b) the ten consecutive trading days ending immediately before the change in control, in the case of a change in control under the second bullet point above, is, in either case, at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

For purposes of this change in control definition:

•	“person” and “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

Under the indenture, we will:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a tender offer statement on Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers of the notes.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries, including the guarantors, are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Certain of our debt agreements prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default under those debt agreements.

We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we have incurred, and may in the future incur, debt that has similar change of control provisions that permit those holders to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

Each of the following constitutes an event of default under the indenture:

(1)	we or a guarantor fail to pay principal or premium, if any, on any note when due, including the failure to make a required payment to purchase notes, when due whether or not prohibited by the subordination provisions of the indenture;

(2)	we or a guarantor fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3)	we or a guarantor fail to perform any other covenant required of us in the indenture, the notes or the guarantees if such failure continues for 60 days after notice is given in accordance with the indenture;

(4)	we fail to provide timely notice of a change in control;

(5)	any indebtedness for money borrowed by us or any of our guarantors or one of our other subsidiaries, if any, in an outstanding principal amount in excess of $20 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture;

(6)	except as permitted by the indenture, the guarantee of any guarantor constituting a Significant Subsidiary, as defined below, or the guarantees of guarantors that, taken together, would constitute a Significant Subsidiary, ceases to be in full force and effect or any guarantor, or we or any of the guarantors denies or disaffirms obligations under any guarantee; and

(7)	certain events in bankruptcy, insolvency or reorganization of Global or any Significant Subsidiary or group of subsidiaries of Global that, taken together, would constitute a Significant Subsidiary.

If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be immediately due and payable. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

“Significant Subsidiary” means a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the Exchange Act.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

Subject to the trustee’s duties in the case of an event of default, the trustee is not obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder has any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

•	failure to pay principal, premium or interest on any note when due;

•	failure to convert any note into common stock; or

•	failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Global, to the officers’ knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

We, together with the trustee and the guarantors, may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the noteholders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note:

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	modify the guarantees in a manner adverse to the holders of the notes;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

Without the consent of any holder of notes, we, together with the guarantors and the trustee, may, pursuant to the terms of the indenture, enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us or to a guarantor and the assumption by that successor of our or a guarantor’s obligations under the indenture and the notes or the guarantees, as the case may be;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations with respect to the notes;

•	to allow any of our subsidiaries to guarantee the notes;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the notes and the guarantees under the Securities Act and the qualification of the indenture under the Trust Indenture Act as contemplated by the indenture;

•	to cure any ambiguity or inconsistency in the indenture; or

•	to make any other change that does not adversely affect the rights of any holder of the notes.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

The indenture also provides that a guarantor may not consolidate with or merge into any person other than Global or another guarantor or convey, transfer or lease its properties and assets substantially as an entirety to a successor person other than Global or another guarantor unless the successor person assumes the obligations of such guarantor and the successor person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, except if all of the assets or all of the common stock of such guarantor are sold to a non-affiliate of ours, in which case the guarantee is released.

Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of Global, permitting each holder to require us to purchase the notes of such holder as described above.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption, provided that we shall remain obligated to issue common stock upon conversion of the notes; provided, further, that the terms of our indebtedness permit us to satisfy and discharge our obligations under the notes in the manner contemplated above. The terms of our amended and restated senior credit facility would not permit us to satisfy and discharge our obligations under the notes in this manner.

Transfer and Exchange

We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us will be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

The indenture, the notes and the guarantees are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Information Concerning the Trustee

The Bank of New York has agreed to serve as the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes or guarantees, the trustee must eliminate such conflict or resign.

The holders of a majority in principal amount of all outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

We initially issued the notes in the form of a global security. The global security was deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders of notes may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to DTC’s book-entry system is also available to others such as securities brokers and dealers, banks, and trust companies (which we refer to as indirect participants) that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those beneficial interests are effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, an owner of a beneficial interest in the global security will not be entitled to have the notes represented by the global security registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the notes represented by the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we nor the guarantors have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC are effected in the ordinary way in accordance with DTC rules and are settled in same-day funds.

We have been advised that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the guarantors nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

REGISTRATION RIGHTS

In connection with the private placement on May 16, 2003, we entered into a registration rights agreement with the initial purchasers of the notes. The notes, including the related guarantees, and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. Pursuant to the registration rights agreement, we agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of:

(1)	the second anniversary of the original issuance of the notes on May 16, 2003, subject to extension in certain circumstances;

(2)	the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

(3)	the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

We will be permitted to suspend the use of this prospectus for a period not to exceed an aggregate of 45 days in any three-month period or an aggregate of 90 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We also agreed to pay liquidated damages to certain holders of the notes and shares of common stock underlying the notes if the registration statement is not available for periods in excess of those permitted.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury regulations, Internal Revenue Service, or IRS, rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

As used herein, the term “U.S. Holder” means a beneficial holder of a note or common stock that for United States federal income tax purposes is (a) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the U.S. under an applicable income tax treaty, (b) a corporation formed under the laws of the United States or any political subdivision of the United States, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (d) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A “Non-U.S. Holder” is a beneficial owner of a note or common stock other than a U.S. Holder and other than a foreign or domestic partnership.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

U.S. Holders

Interest. Interest on the notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting.

In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. Furthermore, if the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated

interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal or interest. First, if we call the notes for optional redemption, holders would be entitled to receive a payment in excess of stated principal and interest. Second, if we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in the section “Registration Rights.” We do not believe that the notes should be treated as contingent debt instruments because of these potential additional payments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments or as having original issue discount. Our position in this regard is binding on U.S. Holders unless they disclose their contrary position. If the notes were treated as contingent debt instruments, the consequences described above would apply. In the event that we pay liquidated damages, the holders would be required to recognize additional interest income.

Market Discount. The resale of notes may be affected by the “market discount” provisions of the Code. Market discount on a note will generally equal the amount, if any, by which the principal amount of the note exceeds the holder’s acquisition price. Subject to a de minimis exception, those provisions generally require a holder of a note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such note to the extent of the “accrued market discount” at the time of disposition. Market discount on a note will be treated as accruing on a straight-line basis over the term of such note or, at the election of the holder, under a constant-yield method. A holder of a note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction, unless the holder elects to include market discount in income as it accrues.

Amortizable Bond Premium. If a U.S. Holder purchases a note for an amount in excess of the stated redemption price at maturity, the holder will be considered to have purchased the note with “amortizable bond premium” equal in amount to the excess. Generally, a U.S. Holder may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year, using a constant yield method over the remaining term of the note. Under treasury regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. A U.S. Holder who elects to amortize bond premium must reduce the holder’s tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Conversions of Notes into Common Stock. A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted tax basis of shares of common stock received on conversion will equal the adjusted tax basis of the note converted (reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion price (particularly an adjustment to reflect a taxable dividend to holders of common stock) increase the proportionate interests of the holders of notes in our assets or earnings and profits, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

Sale, Exchange or Other Taxable Disposition of the Notes. Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege) or other taxable disposition of notes measured by the difference (if any) between (a) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in gross income, which amount will be taxable as ordinary income) and (b) such holder’s adjusted tax basis in the notes. Any such gain or loss recognized on the sale, exchange or other taxable disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than 12 months at the time of the sale or exchange. Certain U.S. Holders (including individuals) are eligible for preferential U.S. federal income tax rates in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code. A U.S. Holder’s tax basis in a note will initially equal the price such holder paid for the note and will be subsequently increased by market discount previously included in income in respect of the note and will be reduced by any amortizable bond premium in respect of the note which has been taken into account.

Ownership of Common Stock. Distributions, if any, paid on the common stock, to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. Holder’s gross income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) when received. To the extent, if any, that a U.S. Holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s basis in the shares of common stock. Any distribution in excess of the U.S. Holder’s basis in the shares of common stock generally will be treated as capital gains. Gain or loss realized on the sale, exchange or other taxable disposition of common stock will equal the difference between the amount realized on such sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in such common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than 12 months. Certain U.S. Holders (including individuals) are eligible for preferential U.S. federal income tax rates in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code.

Information Reporting and Backup Withholding. A U.S. Holder of notes or common stock may be subject to “backup withholding” at a rate currently of 30% with respect to certain “reportable payments,” including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments of the notes. These backup withholding rules apply if the U.S. Holder, among other things, (a) fails to furnish a social security number or other taxpayer identification number, or TIN, certified under penalties of perjury within a reasonable time after the request therefor, (b) fails to report properly interest or dividends, (c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or if (d) the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S.

Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

We will report to the U.S. Holders of notes and common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other taxable disposition of a note or common stock will be considered to be a “U.S. trade or business income” if such income or gain is (a) effectively connected with the conduct by a Non-U.S. Holder of a U.S. trade or business and (b) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Interest. Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. federal income or withholding tax if the interest qualifies as “portfolio interest.” Generally interest on the notes will qualify as a portfolio interest if (a) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code and (b) the withholding agent receives a qualifying statement that the owner is not a U.S. resident, and the withholding agent does not have actual knowledge or reason to know otherwise. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

To satisfy the qualifying statement requirements referred to in (b) above, the beneficial owner of a note must provide a properly executed IRS Form W-8BEN (or appropriate substitute form) prior to payment of interest.

The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exemption, and that are not U.S. trade or business income, will be subject to U.S. federal income tax withholding at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at the regular U.S. federal income tax rates applicable to U.S. persons rather than be subject to withholding at the 30% or treaty-reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a note that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends. In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular U.S. federal income tax rates applicable to U.S. persons, but are not generally subject to withholding at the 30% (or treaty-reduced) rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate will be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, gain (if any) attributable to the receipt of cash in lieu of a fractional share, or interest not previously included in gross income, will be subject to U.S. federal income tax if it is U.S. trade or business income.

Sales, Exchange or Other Taxable Disposition of Notes or Common Stock. Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or other taxable disposition of a note or common stock generally will not be subject to U.S. federal income tax, unless (a) such gain is U.S. trade or business income, (b) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (c) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (d) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Information Reporting and Backup Withholding. Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to U.S. federal withholding tax, or that is exempt from U.S. federal withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

Generally, information reporting and backup withholding at a current rate of 30% may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a U.S. person.

The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will generally not be subject to backup withholding. However, if such broker is (a) a U.S. person, (b) a controlled foreign corporation for United States tax purposes, (c) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (d) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. person.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

The preceding discussion of certain U.S. federal income tax considerations is intended for general information only and does not constitute tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in May 2003. The notes were resold by the initial purchasers of the notes in the United States to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests. Neither the filing with the SEC of the registration statement of which this prospectus forms a part nor the distribution of this prospectus necessarily means that any or all of the notes or shares of common stock being offered for the accounts of the selling securityholders are being offered for sale at any given time.

The following table sets forth information as of September 24, 2003 about the principal amount of notes and the underlying common stock beneficially owned and offered by each selling securityholder that may be offered using this prospectus. Unless otherwise indicated in the footnotes, each selling securityholder (1) beneficially owns the number of shares of common stock set forth in the table below and (2) may offer all of the notes and shares of common stock it beneficially owns and, accordingly, will own no securities of Global if all of the securities it may offer pursuant to this prospectus are sold by it.

Name and Address	Principal Amount of Notes Beneficially Owned that May be Sold	Number of Shares of Common Stock Beneficially Owned that May be Sold (1)
AIP Alternative Strategies Funds— Alpha Strategies I Fund 701 Westchester Ave., Suite 205-W White Plains, NY 10604	$250,000	10,463

Alexandria Global Master Fund Ltd. Alexandria Investment Management 767 Third Avenue, 39th Floor New York, NY 10017	$4,000,000	167,420

BNP Paribas Equity Strategies, SNC (2)(3) BNP Paribas Brokerage Services, Inc. 555 Croton Road, 4th Floor King of Prussia, PA 19406	$418,000	17,495

CC Convertible Arbitrage Ltd (3) 111 W. Jackson Blvd., Suite 2020 Chicago, IL 60604	$2,000,000	83,710

Coastal Convertibles LTD c/o Harbor Capital 2777 Summer Street Stamford, CT 06905	$1,000,000	41,855

Context Convertible Arbitrage Fund, LP (4) 12626 High Bluff Dr. San Diego, CA 92130	$1,250,000	52,318

Context Convertible Arbitrage Offshore, LTD Fulcrum Limited 48 Par la Ville Road, Suite 193 Hamilton HM 11, Bermuda	$2,000,000	83,710

Name and Address	Principal Amount of Notes Beneficially Owned that May be Sold	Number of Shares of Common Stock Beneficially Owned that May be Sold (1)
CooperNeff Convertible Strategies (Cayman) Master Fund L.P. BNP Paribas Brokerage Services, Inc. 555 Croton Road, 4th Floor King of Prussia, PA 19406	$454,000	19,002

DBAG London (3) 31 West 52nd Street, 4th Floor New York, NY 10019	$4,000,000	167,420

D.E. Shaw Investment Group, L.P. (3) D.E. Shaw & Co., L.P. 120 West 45th Street, 39th Floor New York, NY 10036	$400,000	16,742

D.E. Shaw Valence Portfolios, L.P. (3) D.E. Shaw & Co., L.P. 120 West 45th Street, 39th Floor New York, NY 10036	$1,600,000	66,968

Fidelity Financial Trust: Fidelity Convertible Securities Fund Fidelity Investments 82 Devonshire Street, MZ E31C Boston, MA 02109	$5,000,000	209,275

Grace Convertible Arbitrage Fund, Ltd. (3) 1560 Sherman Ave, Suite 900 Evanston, IL 60201	$2,000,000	83,710

KBC Financial Products USA (4) 140 East 45th Street, 2GCT 42nd Floor New York, NY 10017	$500,000	20,927

Polaris Vega Fund L.P. c/o Paloma Partners Management Company Two American Lane Greenwich, CT 06836-2571	$1,000,000	41,855

RAM Trading Ltd 2100 Enterprise Avenue Geneva, IL 60134	$2,000,000	83,710

RBC Alternative Assets, L.P. (3) c/o Sage Capital 1280 N. Palm Avenue Sarasota, FL 34236	$300,000	12,556

Sage Capital 1280 N. Palm Avenue Sarasota, FL 34236	$2,700,000	113,008

Singlehedge US Convertible Arbitrage Fund BNP Paribas Brokerage Services, Inc. 555 Croton Road, 4th Floor King of Prussia, PA 19406	$69,000	2,887

Name and Address	Principal Amount of Notes Beneficially Owned that May be Sold	Number of Shares of Common Stock Beneficially Owned that May be Sold (1)
Sturgeon Limited 48 Par la Ville Road, Suite 228 Hamilton HM 11, Bermuda	$238,000	9,961

Sunrise Partners Limited Partnership (3) Two American Lane Greenwich, CT 06836-2571	$2,700,000	113,008

UBS AG London Branch (3) 677 Washington Blvd. Stamford, CT 06901	$22,700,000	950,108

Vanguard Convertible Securities Fund, Inc. c/o Oaktree Capital Management, LLC 333 S. Grand Avenue, 28th Floor Los Angeles, CA 90071	$350,000	14,649

All other holders of notes or future transferees, pledgees, donees or successors of any such holders (5)	$571,000	23,899

Total	$57,500,000	2,406,656

(1)	Assumes conversion of all of the holder’s notes at a conversion price of $23.892 per share. This is equivalent to a conversion rate of 41.8550 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	BNP Paribas Equity Strategies, SNC beneficially owns 3,767 shares of common stock in addition to the shares of common stock issuable upon conversion of the notes. As a result, if BNP sells all shares of common stock it is offering hereby, it will beneficially own 3,767 shares of common stock, which is less than one percent of the issued and outstanding shares of common stock based on 22,544,037 shares of common stock issued and 21,578,503 shares of common stock outstanding on September 24, 2003, after completion of the offering, assuming it does not purchase or sell any shares other than those being offered pursuant to this prospectus.

(3)	This selling securityholder has informed us that it is an affiliate of a broker-dealer.

(4)	This selling securityholder has informed us that it is a broker-dealer.

(5)	Assumes that the other holders of notes, or any future transferees, pledgees, donees or successors of or from any other holders of notes, do not beneficially own any shares of common stock other than the shares of common stock issuable upon conversion of the notes.

To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. Unless otherwise disclosed in this section, no selling securityholder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years. The selling securityholders listed in the above table may have converted their notes and may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their notes or shares since the date as of which the information is presented in the above table.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

Information about selling securityholders may change over time. Any changed information supplied to us will be set forth in future prospectus supplements. From time to time, additional information concerning ownership of the notes and shares of common stock may rest with certain holders thereof not named in the table above and of whom we are unaware.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the notes and the common stock issuable upon conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether such options are listed on an options exchange or otherwise.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

In connection with the sales of the notes or the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes or the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes or the underlying common stock to broker-dealers that, in turn, may sell the notes or the underlying common stock.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents.

Our common stock is listed on the Nasdaq National Market under the symbol “GISX.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

In order to comply with the securities laws of certain jurisdictions, if applicable, the notes and underlying common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be “underwriters” within the meaning of the Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes or common stock may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

Under the registration rights agreement we entered into with the initial purchasers of the notes, a copy of which has been filed as an exhibit to our Form 10-K for the year ended March 31, 2003, we agreed to use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earliest of (1) the second anniversary of the original issuance of the notes on May 16, 2003, subject to extension in certain circumstances, (2) the date when all the notes and common stock issuable upon conversion of the notes registered under the registration statement have been sold pursuant hereto, and (3) the date when all the notes and common stock issuable upon conversion of the notes held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 45 days in the aggregate in any three-month period or 90 days in the aggregate in any 12-month period. During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell notes or shares of common stock issuable upon conversion of the notes. We also agreed to pay liquidated damages to certain holders of the notes and shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of the agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

The registration rights agreement provides for cross-indemnification of the selling securityholders and Global and the subsidiary guarantors and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the notes, the guarantees and the common stock, including liabilities under the Securities Act. The registration rights agreement also provides for rights of contribution in circumstances in which indemnification is held to be unavailable.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes or the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the common stock and notes offered by this prospectus has been passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.    J. Hovey Kemp, a partner of Hogan & Hartson L.L.P., owns approximately 8,100 shares of Global’s common stock.

EXPERTS

The consolidated financial statements of Global incorporated by reference in Global’s Annual Report on Form 10-K for the year ended March 31, 2003, have been audited by Ernst & Young LLP, independent certified public accountants, as stated in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site http://www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of the offering of the notes and common stock under this prospectus will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended March 31, 2003; filed on June 26, 2003

Proxy Statement for annual meeting	Filed on July 7, 2003

Quarterly Report on Form 10-Q	Quarter ended June 30, 2003; filed on August 8, 2003

The description of our common stock included in our registration statement on Form 8-A (filed on June 2, 1998), which incorporates by reference a description of our common stock from our registration statement on Form S-1/A (File No. 333-48103), as filed on June 17, 1998), which description we also incorporate by reference into this prospectus, including any amendment or report filed for the purpose of updating this description.	Filed on June 2, 1998

All documents subsequently filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (other than current reports furnished under item 9 or item 12 of Form 8-K)	After the date of this prospectus and prior to the end of the offering of the notes and common stock under this prospectus

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contact or other document.

You may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

Tel: (813) 960-5508

Attn: Corporate Secretary

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision.